EXHIBIT 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended March 31, 2015
(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Fiscal Year 2015 Highlights	2
3.	Operating Performance	3
4.	Fiscal 2016 Outlook	9
5.	Fiscal Year 2015 Financial Results	11
6.	Liquidity and Capital Resources	15
7.	Financial Instruments and Related Risks	16
8.	Off-Balance Sheet Arrangements	19
9.	Transactions with Related Parties	19
10.	Alternative Performance (Non-IFRS) Measures	20
11.	Critical Accounting Policies and Estimates	24
12.	Changes in Accounting Standards	26
13.	Other MD&A Requirements	26
14.	Outstanding Share Data	26
15.	Risks and Uncertainties	27
16.	Disclosure Controls and Procedures	28
17.	Management’s Report on Internal Control over Financial Reporting	28
18.	Changes in Internal Control over Financial Reporting	29
19.	Directors and Officers	29
Forward Looking Statements		29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2015 and the related notes contained therein. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2015. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, cash flow from operations per share, production costs per tonne, all in sustaining cost, all in cost, and adjusted net income. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A. This MD&A is prepared as of May 21, 2015.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China. The Company also commenced commercial production at its GC silver-lead-zinc project in Guangdong Province in the current year. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange.

2.	Fiscal Year 2015 Highlights

  Silver sales of 5.1 million ounces, lead sales of 51.5 million pounds and zinc sales of 15.9 million pounds, up 33%, 39%, and 89% from the prior year;

  Silver and lead head grades at the Ying Mining District improved 16% and 24% compared to the prior year period;

  Sales of $128.5 million, up 19% from the prior year;

  Gross margin of 43% compared with 45% in the prior year, relatively steady despite a 13% decline in the average selling price of silver from the prior year;

  Cash flow from operations up 50.0% to $54.1 million, or $0.32 per share, compared to $36.1 million or $0.21 per share in the prior year period;

  Adjusted net income attributable to equity shareholders1 of $15.2 million, or $0.09 per share, compared to adjusted net income attributable to equity shareholders of $7.6 million, or $0.04 per share in the prior year period;

  Cash cost per ounce of silver1, net of by-product credits, of $0.22, compared to $2.16 in the prior year;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $11.75, compared to $16.33 in the prior year;

  G&A costs decreased by 16% to $20.6 million compared to $24.4 million in the prior year;

  GC mine obtained its safety production permit and ramped up to commercial production, producing 204,925 tonnes of ore with metal sales of 501,000 ounces of silver, 4.8 million pounds of lead, and 9.4 million pounds of zinc.

______________________________________
1 Non-IFRS measure, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2015:

	Year ended March 31, 2015
	Ying Mining District[1]	BYP[2]	GC3	Total

Production Data
Mine Data
Ore Mined (tonne)	658,729	46,547	204,925	910,201
Ore Milled (tonne)	646,943	48,844	205,531	901,318

+ Mining cost per tonne of ore mined ($)	64.27	30.55	71.34	64.13
Cash mining cost per tonne of ore mined ($)	49.92	22.92	43.75	47.15
Non cash mining cost per tonne of ore mined ($)	14.35	7.63	27.59	16.98

+ Unit shipping costs($)	4.66	-	-	3.37

+ Milling cost per tonne of ore milled ($)	15.83	13.40	29.54	18.82
Cash milling cost per tonne of ore milled ($)	13.39	12.31	22.44	15.39
Non cash milling cost per tonne of ore milled ($)	2.44	1.09	7.10	3.43

+ Average Production Cost
Silver ($ per ounce)	7.69	-	10.76	8.34
Gold ($ per ounce)	433	564	535	530
Lead ($ per pound)	0.38	-	0.67	0.43
Zinc ($ per pound)	0.35	-	0.66	0.40
Other ($ per pound)	-	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	3.48		9.64	4.08
+ Total cash cost per ounce of Silver ($)	0.61		(3.32)	0.22

+ Total production cost per ounce of Gold ($)		565		565
+ Total cash cost per ounce of Gold ($)		454		454

+ All-in sustaining cost per ounce of Silver ($)[2]	8.39	28.58	19.03	11.75
+ All-in cost per ounce of Silver ($)[2]	13.56	29.08	21.01	16.50

Recoveries
Silver (%)	94.4	-	76.9	90.2
Gold (%)	-	89.1	-	89.1
Lead (%)	95.6	-	86.4	93.4
Zinc (%)	59.7	-	80.7	64.7

Head Grades
Silver (gram/tonne)	240		106	208
Gold (gram/tonne)	-	2.7	-	2.7
Lead (%)	3.5		1.3	3.0
Zinc (%)	0.8		2.7	1.2

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,620	-	501	5,121
Gold (in thousands of ounce)	3.2	2.7	-	5.9
Lead (in thousands of pound)	46,675	-	4,795	51,470
Zinc (in thousands of pound)	6,561	-	9,379	15,940

Metal Sales
Silver (in thousands of $)	68,685	-	5,699	74,384
Gold (in thousands of $)	2,656	2,775	19	5,450
Lead (in thousands of $)	33,861	-	3,389	37,250
Zinc (in thousands of $)	4,435	-	6,536	10,971
Other (in thousands of $)	-	-	410	410
	109,637	2,775	16,053	128,465
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.87	-	11.37	14.52
Gold ($ per ounce)	838	1,024	566	921
Lead ($ per pound)	0.73	-	0.71	0.70
Zinc ($ per pound)	0.68	-	0.70	0.69

1 Ying Mining Dis trict includes mines : SGX, TLP, HPG, LM, PCG,and HZG.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1 and BYP was placed on care and maintenance during the year.
3 Pre-commercial production results at GC mine excluded from this table
GC silver recovery rate consist of 53.63% from lead concentrate and 23.3% from zinc concentrate.
GC's silver sold in zinc concentrate is s ubjected to higher smelter and refining charges, resulted in lower net silver selling price.
+Non-IFRS measures, s ee section 10 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2014:

	Year ended March 31, 2014
	Ying Mining District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)	625,266	-		88,210	713,476
Ore Milled (tonne)	634,493	10,425	*	88,297	733,215

+ Mining cost per tonne of ore mined ($)	61.33	-		44.48	59.25
Cash mining cost per tonne of ore mined ($)	50.73	-		23.20	47.33
Non cash mining cost per tonne of ore mined ($)	10.60	-		21.28	11.92

+ Unit shipping costs($)	4.72	-		-	4.13

+ Milling cost per tonne of ore milled ($)	16.63	-		15.51	16.49
Cash milling cost per tonne of ore milled ($)	14.14	-		14.12	14.13
Non cash milling cost per tonne of ore milled ($)	2.49	-		1.39	2.36

+ Average Production Cost
Silver ($ per ounce)	9.00	-		-	9.27
Gold ($ per ounce)	508	-		803	569
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.41	0.34
Sulphur ($ per pound)	-	-		-

+ Total production cost per ounce of Silver ($)	4.68	-			4.68
+ Total cash cost per ounce of Silver ($)	2.16	-			2.16

+ Total production cost per ounce of Gold ($)				798	798
+ Total cash cost per ounce of Gold ($)				488	488

+ All-in sustaining cost per ounce of Silver ($)[3]	12.34	-		22.13	16.33
+ All-in cost per ounce of Silver ($)[3]	15.65	-		23.61	24.57

Recoveries
Silver (%)	92.7	-			92.7
Gold (%)				92.8	92.8
Lead (%)	95.0	-			95.0
Zinc ( %)	66.9	-			66.9

Head grades
Silver (gram/tonne)	207	-			207
Gold (gram/tonne)				3.4	3.4
Lead (%)	2.8	-			2.8
Zinc (%)	0.8	-			0.8

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,850	12	*	-	3,862
Gold (in thousands of ounces)	3.5	0.2	*	7.4	11.1
Lead (in thousands of pounds)	36,562	590	*	-	37,152
Zinc (in thousands of pounds)	7,580	584	*	282	8,446

Metal Sales
Silver (in thousands of $)	64,453	-		-	64,453
Gold (in thousands of $)	3,334	-		7,909	11,243
Lead (in thousands of $)	27,927	-		-	27,927
Zinc (in thousands of $)	4,623	-		154	4,777
	100,337	-		8,063	108,400

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.74	-		-	16.74
Gold ($ per ounce)	945	-		1,066	1,027
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.61	-		0.55	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.
+ Non-IFRS measures, see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the year ended March 31, 2015 (“Fiscal 2015”), on a consolidated basis, the Company mined 910,201 tonnes of ore, up 28% compared to 713,476 tonnes in the year ended March 31, 2014 (“Fiscal 2014”). The increase in ore mined was mainly due to a 5% increase in ore mined at the Ying Mining District along with the commencement of commercial production at the GC mine adding 204,925 tonnes of ore. Correspondingly, ore milled increased by 23% to 901,318 tonnes of ore compared to 733,215 tonnes in Fiscal 2014.

(b)	Mining and Milling Costs

In Fiscal 2015, the consolidated total mining cost and cash mining cost were $64.13 and $47.15 per tonne compared to $59.25 and $47.33 per tonne, respectively, in Fiscal 2014. The cash mining cost is comparable to last year while the increase in total mining cost is primarily due to the additional amortization expenses arising from the additional mineral right fees incurred in the year.

The consolidated total milling cost and cash milling cost in Fiscal 2015 were $18.82 and $15.39 per tonne compared to $16.49 and $14.13 per tonne, respectively, in Fiscal 2014. Higher consolidated milling cost was mainly impacted by the milling cost at the newly operational GC mine, due to high fixed milling costs being allocated to a relatively low tonnage of ore milled in the current year.

(c)	Metal Sales

In Fiscal 2015, the Company sold 5.1 million ounces of silver, 5,900 ounces of gold, 51.5 million pounds of lead, and 15.9 million pounds of zinc, compared to 3.9 million ounces of silver, 11,124 ounces of gold, 37.2 million pounds of lead, and 8.4 million pounds of zinc in Fiscal 2014. The increase was mainly due to the improved dilution control, which resulted in a 16% and 24% increase in silver and lead head grades, respectively, along with a 5% increase in ore mined at the Ying Mining District. In addition, the commencement of the commercial production at the GC mine also contributed to higher metal production.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[1]

In Fiscal 2015, the total production cost and cash cost per ounce of silver, net of by-product credits, were $4.08 and $0.22 compared to $4.68 and $2.16, respectively, in Fiscal 2014. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to the effectiveness of ongoing production efficiencies and cost control initiatives along with significant increase in by-product revenue due to 33% higher lead and 130% higher zinc revenue in Fiscal 2015. In addition, other metals, including sulphur and tin, produced at GC mine as new by-products also contributed to by-product credits.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits[2]

In Fiscal 2015, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $11.75 compared to $16.33 in Fiscal 2014. The decrease compared to the prior year quarter is driven by higher by-product credits and higher silver production.

_________________________
1 Non-IFRS measure, see section 10 for reconciliation
2 Non-IFRS measure, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, and LM mines, and is the Company’s primary source of production.

As a result of the implementation of series of improvement initiatives, covering all aspects of operations including cost control, mine planning and strategy, contractor compensation contracts, dilution control, and performance-based compensation packages for mine management, the operations in Fiscal 2015 yielded improved head grades, better dilution control, reduced labour head count and compensation, lower discretionary overhead costs and more efficient capital expenditures.

In Fiscal 2015, the total ore mined at the Ying Mining District was 658,729 tonnes, an increase of 5% compared to total ore production of 625,266 tonnes in Fiscal 2014. Silver and lead head grades improved by 16% and 24%, respectively, to 240 gram per tonne (“g/t”) for silver and 3.5% for lead from 207 g/t for silver and 2.8% for lead in Fiscal 2014.

In Fiscal 2015, the Ying Mining District sold 4.6 million ounces of silver, 3,200 ounces of gold, 46.7 million pounds of lead, and 6.6 million pounds of zinc, compared to 3.9 million ounces of silver, 3,527 ounces of gold, 36.6 million pounds of lead, and 7.6 million pounds of zinc in Fiscal 2014. The increase in metals sold is mainly due to the higher ore output and the improved head grades achieved in Fiscal 2015.

Total and cash mining costs per tonne were $64.27 and $49.92, respectively, compared to $61.33 and $50.73, respectively, in Fiscal 2014. The overall decrease in cash mining costs per tonne was a result of the improvement initiatives implemented, resulting in less discretionary overhead costs, reduced labour head counts, and better mine planning and strategy.

In Fiscal 2015, total ore milled at Ying Mining District was 646,943 tonnes, an increase of 2% compared to 634,493 tonnes in Fiscal 2014. Cash milling costs were $13.39 per tonne of ore milled compared to $14.14 in Fiscal 2014. The decrease in per tonne milling costs is due to higher tonnage processed and less discretionary overhead costs.

During the year, the Company renew the mining permit for its SGX mine in the Ying Mining District for another 10 years to September 14, 2024 for total consideration of $17.4 million (RMB ¥107.0 million). The mine right fee will be paid in five annual installments and accrues interest at a prevailing commercial bank loan rate in China. The first installment of $3.6 million (RMB ¥22.0 million) was paid during the year.

During the year, the Company completed approximately 78,018 metres (“m”) of horizontal tunnels, raises and declines and 63,880 m of diamond drilling. Excluding the capitalization of the mineral right fees of $17.4 million, total capitalized exploration and development expenditures for the Ying Mining District was $30.4 million compared to $30.4 million in Fiscal 2014.

In addition, the Company renewed mining contracts with seven out of eight of its mining contractors for a further two-year term and terminated one mining contractor upon the expiration of its contract at the end of February 2015. The Company also entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX Mine. Regrettably, the changeover process for the terminated contractor was slow as the Company and the terminating contractor had protracted disagreements and negotiations regarding the final bill payment. The changeover disruptions have impacted March’s production at the SGX mine and the Ying Mining District by 40% and 15% respectively. At the end of March 2015, the terminating contractor departed from two of the three occupied portals, which subsequently returned to normal operations. The Company is negotiating for the withdrawal from the last portal, and at this time, does not anticipate that this disruption will materially impact the production guidance for fiscal 2016.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Mine

Fiscal 2015 is the first production year for the GC mine. The Company initiated trial mining activities in the first quarter of Fiscal 2015, continued to ramp up the trial operations, and declared commercial production in July 2014. The GC mine also obtained its Safety Production Permit in Fiscal 2015.

A summary of the production results of GC mine is as follows:

Production results - GC Mine	Year ended March 31, 2015
	Commercial production			Commercial production sub-total	Pre-commercial production	Total production in Fiscal 2015
	Q4 2015 31-Mar-15	Q3 2015 31-Dec-14	Q2 2015 30-Sep-14		Q1 2015 30-Jun-14
Ore Mined (tonne)	46,111	87,916	70,898	204,925	48,396	253,321
Ore Milled (tonne)	46,100	90,287	69,144	205,531	55,784	261,315

Total mining cost ($ per tonne)	132.41	55.20	51.69	71.34
Cash mining cost ($ per tonne)	86.35	33.11	29.25	43.75
Non cash mining ($ per tonne)	46.06	22.09	22.44	27.59

Total milling cost ($ per tonne)	58.58	19.88	22.81	29.54
Cash milling cost ($ per tonne)	42.70	15.82	17.59	22.44
Non cash milling cost ($ per tonne)	15.88	4.06	5.22	7.10

Head Grades
Silver (gram/tonne)	107	104	107	106	110	107
Lead (%)	1.2	1.3	1.4	1.3	1.4	1.3
Zinc (%)	2.6	2.6	2.8	2.7	2.5	2.7

Recovery
Silver (%)	76.1	75.9	79.4	76.9	76.3	76.8
Lead (%)	84.9	85.9	88.1	86.4	85.4	86.2
Zinc (%)	80.0	80.6	81.0	80.7	80.2	80.6

Metal Sales
Silver (in thousands of ounce)	99	251	151	501	145	646
Lead (in thousands of pound)	867	2,500	1,428	4,795	1,461	6,256
Zinc (in thousands of pound)	1,668	4,452	3,259	9,379	2,314	11,693

Metal Sales
Silver (in thousands of $)	1,130	2,754	1,815	5,699	1,835	7,534
Gold (in thousands of $)	9	10	-	19	35	54
Lead (in thousands of $)	523	1,806	1,060	3,389	1,060	4,449
Zinc (in thousands of $)	1,082	3,147	2,307	6,536	1,470	8,006
Other (in thousands of $)	142	138	130	410	37	447
	2,886	7,855	5,312	16,053	4,437	20,490

Total ore mined at GC mine in Fiscal 2015 was 253,321 tonnes, of which 204,925 tonnes were mined since starting commercial production at a total mining cost and a cash mining cost of $71.34 and $43.75, respectively, while 48,396 tonnes were mined during the pre-commercial period in the first quarter of fiscal 2015. Total ore milled at GC mine in Fiscal 2015 was 261,315 tonnes, of which 205,531 tonnes were milled after commercial production was declared at a total milling cost and a cash milling cost of $29.54 and $22.44, while 55,784 tonnes were milled during the pre-commercial period in the first quarter of fiscal 2015. Higher mining and milling costs in the fourth quarter resulted from the allocation of fixed costs to a reduced tonnage of ore mined and milled in the fourth quarter due to the Chinese New Year, which reduced mine operations to only two months in the fourth quarter.

The head grades at GC mine were 107 g/t for silver, 1.3% for lead, and 2.7% for Zinc while the recovery rates were 76.8% for silver, 86.2% for lead, and 80.6% for zinc in Fiscal 2015. As Fiscal 2015 was the first production year at GC mine, comparable information was not applicable.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Fiscal 2015, the Company sold 0.6 million ounces of silver, 6.3 million pounds of lead, and 11.7 pounds of zinc. Revenue realized before commercial production was treated as a credit and directly offset the development expenditures incurred at the GC mine. Revenue contributed by the GC mine since commercial production commenced in July 2014 was $16.1 million.

During the year, the Company completed approximately 12,970 m of horizontal tunnels, raises and declines and 21,381 m of diamond drilling. Total capitalized exploration and development expenditures for the GC mine was $3.3 million compared to $15.9 million in Fiscal 2014 as GC mine was moved from development to production where less capital expenditures are required.

(iii)	BYP Mine

Certain capital upgrades are necessary at the BYP mine in order to sustain ongoing production, however, in consideration of the required expenditures and the current market environment, the Company has decided to defer such capital investments until a later time. As such, in August 2014, the Company suspended mining activities and put the BYP mine into care and maintenance. The BYP mine is not a core asset and the Company is considering various strategic alternatives for this project.

In Fiscal 2015, the BYP mine processed 48,844 tonnes of ore compared to 88,297 tonnes in Fiscal 2014. The Company sold 2,711 ounces of gold in Fiscal 2015 compared to 7,416 ounces of gold in the prior year. Gold head grade was 2.7 g/t compared to 3.4 g/t in prior year.

(iv)	XHP Project

Since the prior fiscal year, activities at the XHP project, a development stage project, have been suspended as part of the Company’s cost saving measures, and the Company is considering various strategic alternatives for this project.

(v)	Comparison of Fiscal 2015 Results with Fiscal 2015 Guidance

The following table provides a comparison of Fiscal 2015 results to the Fiscal 2015 production guidance provided at the start of Fiscal 2015:

	Ying Mining District		GC Mine		BYP Mine		XHP Project		Total
	F2015	Guidance	F2015	Guidance	F2015	Guidance	F2015	Guidance	F2015	Guidance
Ore (tonne)	658,729	650,000	253,321	245,000	46,547	120,000	-	37,000	958,597	1,052,000
Head Grades
Silver (gram/tonne)	240	215	107	127	-	-	-	30
Gold (gram/tonne)	0.2	0.2	-	-	2.7	2.6	-	-
Lead (%)	3.5	3.5	1.3	1.3	-	-	-	3.0
Zinc (%)	0.8	0.9	2.7	2.7	-	-	-	3.0
Metal Production
Silver ('000 Oz)	4,620	4,080	646	600	-	-	-	21	5,266	4,701
Gold ('000 Oz)	3.2	2.8	-	-	2.7	8.9	-	-	5.9	11.7
Lead ( million pounds)	46.7	46.3	6.3	5.9	-	-	-	2.0	53.0	54.2
Zinc (million pound)	6.6	8.2	11.7	12.6	-	-	-	1.7	18.3	22.5

At the Ying Mining District, the Company exceeded the projected silver production by 13%, producing 4.6 million ounces of silver, compared to the guidance of 4.1 million ounces of silver production. The increase in silver production is attributable to the higher head grade achieved as the improvement initiatives were implemented to achieve better dilution control. Gold and lead production also exceeded the production guidance while there was a 20% short fall in zinc production as the head grade of zinc was lower than expected.

At the GC mine, the Company successfully obtained the Safety Production Permit and was able to ramp up commercial production as planned. As a result, the Company met the production guidance in terms of the tonnage of ore mined, silver production, and lead production, but there was a 7% short fall in zinc production due to lower than expected achieved recoveries.

As a result of the lower commodity price environment and as part of the cost saving measures, the Company suspended the mining operations at the BYP, and accordingly, only limited productions was

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

derived from the BYP mine. The Company also placed the further exploration and development of XHP project on hold, and no ore was mined from the HXP project in Fiscal 2015.

4.	Fiscal 2016 Outlook

As announced in our press release dated February 12, 2015, the Company continues to expect production of approximately 940,000 tonnes of ore, yielding 5.2 million ounces of silver, 59.5 million pounds of lead, and 21.9 million pounds of zinc. The consolidated all-in sustaining cost (“AISC”) is forecasted to be $9.76 per ounce of silver after credits from gold, lead, and zinc (see AISC breakdown tables below for further details).

			Head Grades
	Ore processed	Silver	Lead	Zinc
Mine	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	680,000	232.8	3.83	1.15
GC Mine	260,000	92.5	1.23	2.55
	940,000

	Silver	Lead	Zinc	Investment	Cash Cost	AISC**
Mine	(Moz)	(Mpounds)	(Mpounds)	(US$M)	(US$/t)	(US$/oz Ag)

Ying Mining District	4.7	53.5	10.3	35.2	83.28	7.46
GC Mine	0.5	6.0	11.6	7.5	53.55	9.75
Total	5.2	59.5	21.9	42.7

(**) All-in sustaining cost per ounce of silver is net of credits from gold, lead, and zinc, which are estimated based on the metal prices and foreign exchange rates as at December 31, 2014.

(a)	Ying Mining District, Henan Province, China

In Fiscal 2016, Ying Mining District plans to mine and process 680,000 tonnes of ore averaging 232.8 g/t silver, 3.83% lead, and 1.15% zinc with expected metal production of 4.7 million ounces of silver, 53.5 million pounds of lead and 10.3 million of zinc. The cash production cost is expected to be $83.28 per tonne of ore as more in-stope drillings and higher cost re-suing mining methods will be employed to achieve better dilution control. All-in sustaining cost per ounce of silver is estimated to be $7.46 per ounce of silver, which includes $13.6 million attributed to sustaining capital expenditures, or of $2.91 per ounce of silver.

Fiscal 2016 Guidance
Item	(US$/oz Ag)
Cash cost net of by-product credits	2.32
Government fee and various taxes, excluding VAT and income taxes	0.97
General and administration (subsidiary)	1.26
Adjsuted operating cash cost	4.55
Sustaining capex	2.91
All-in sustaining cost	7.46

Capital expenditures in Fiscal 2016 at the Ying Mining District are budgeted at $35.2 million, which includes sustaining capital expenditures of $13.6 million and other capital expenditures of $21.6 million. Sustaining capital expenditures includes $2.8 million for tunnel development, $1.3 million of equipment replacement and additions, and $9.5 million in exploration expenditures. Other expected capital expenditures include mine development of shaft and ramps of $1.4 million, road and building construction of $7.2 million and mining right fees of $13.0 million, consisting of the renewal of several mining licences for an estimated amount of $8.6 million, and $4.4 million for the second instalment of the SGX mining permit which was renewed in 2014.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	GC Mine, Guangdong Province, China

In Fiscal 2016, the GC Mine plans to mine and process 260,000 tonnes of ore averaging 92.5g/t silver, 1.23% lead and 2.55% zinc with expected metal production of 0.5 million ounces of silver, 6.0 million pounds of lead and 11.6 million pounds of zinc. The cash production cost is expected to be $53.55 per tonne of ore. All in sustaining cost at GC Mine is expected to be $9.75 per ounce of silver, which includes $2.4 million in sustaining capital expenditures, or $4.27 per ounce of silver.

Fiscal 2016 Guidance
Item	(US$/oz Ag)
Cash cost net of by-product credits	(1.65)
Government fee and various taxes, excluding VAT and income taxes	1.49
General and administration (subsidiary)	5.64
Adjsuted operating cash cost	5.48
Sustaining capex	4.27
All-in sustaining cost	9.75

Capital expenditures at GC Mine are budgeted at $7.5 million, which includes sustaining capital expenditures of $2.4 million and other capital expenditures of $5.1 million. Sustaining capital expenditures include $0.8 million of tunnel development, $0.2 million of equipment replacement and additions, and $1.4 million of exploration expenditures. Other expected capital expenditures include mine development of shaft of $0.3 million and the payment of $4.8 million related to construction completed in the prior years but recorded as a payable.

(c)	Consolidated AISC

Consolidated all-in sustaining cost is estimated to be $9.76 per ounce of silver and the detailed breakdown is as follows:

Fiscal 2016 Guidance
Item	(US$/oz Ag)
Cash cost net of by-product credits	1.91
Government fee and various taxes, excluding VAT and income taxes	1.02
General and administration (subsidiary)	1.71
Adjsuted operating cash cost	4.64
General and administration (corporate)	2.07
Sustaining capex	3.05
All-in sustaining cost	9.76

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Fiscal Year 2015 Financial Results

(a)	Selected Annual Information

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales	$128,465	$108,400	$181,622
Gross Profit	54,718	48,404	108,533
Expenses and foreigh exchange	(21,827)	(25,901)	(31,246)
Impairment Charges	(130,349)	(68,877)	(9,640)
Other Items	1,685	(2,116)	3,597
Net (loss) income	(108,740)	(48,356)	42,043
Net (loss) income attributable to the equity holders of the Company	(103,109)	(41,017)	27,211
Basic (loss) earnings per share	(0.60)	(0.24)	0.16
Diluted (loss) earnings per share	(0.60)	(0.24)	0.16
Cash dividend declared	2,973	13,155	16,974
Cash dividended declared per share (CAD)	0.02	0.08	0.10
Total Assets	372,446	467,319	576,222
Total non-current liabilities	44,236	22,355	30,577

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Fiscal 2015 compared to Fiscal 2014

Net loss in Fiscal 2015 was $108.7 million compared to $48.4 million in Fiscal 2014. Net loss in the current fiscal year includes non-cash impairment charges of $130.3 million, which reduced the carrying value of the GC mine and XHP project. In the prior year, net loss included a non-cash impairment charge of $66.6 million in relation to BYP mine, XBG, and Silvertip projects and a $2.3 million impairment charge in relation to the Company’s investment in an associate.

In Fiscal 2015, adjusted net income3 was $21.2 million, compared to $12.9 million in Fiscal 2014. Adjusted net income excludes non-recurring or unusual non-operational items, such as impairment of the Company’s mineral properties and investments in associate, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s operations for the year.

Net loss attributable to the shareholders of the Company in Fiscal 2015 was $103.1 million, or $0.60 per share compared to net loss of $41.0 million, or $0.24 per share in Fiscal 2014.

In Fiscal 2015, adjusted net income attributable to the shareholders3 of the Company was $15.2 million, or $0.09 per share compared to $7.6 million, or $0.04 per share in Fiscal 2014.

In the current fiscal year, the Company’s financial results were mainly impacted by the following: (i) increased in silver, lead, and zinc production of 33%, 39%, and 89%, respectively, compared to the prior fiscal year, (ii) increased metal sales of $20.1 million, or 19%, compared to the prior fiscal year, of which $16.1 million was added from the new commercial production at the GC mine, (iii) a 16% decrease in general and administrative spending compared to the prior year, (iv) lower metal prices, as the realized selling price for silver and lead at the Ying Mining District dropped by 11% and 4%, respectively, and (v) lower gold production and sales, as the BYP mine was placed on care and maintenance in the current year.

_________________________
3 Non-IFRS measure, see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Sales in Fiscal 2015 were $128.5 million compared to $108.4 million in Fiscal 2014. Silver and gold sales represented $74.4 million and $5.5 million, respectively, while base metals represented $48.6 million of total sales compared to silver, gold and base metals of $64.5 million, $11.1 million, and $32.8 million, respectively, in Fiscal 2014.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2015, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2015	F2014	F2015	F2014	F2015	F2014	F2015	F2014
Net realized selling prices	$14.52	$16.74	$921	$1,027	$0.70	$0.76	$0.69	$0.61
Add back: Value added taxes	2.47	2.85	-	-	0.12	0.13	0.12	0.10
Add back: Smelter charges and recovery	2.49	2.35	332	316	0.17	0.15	0.37	0.38
SME	$19.48	$21.94	$1,253	$1,343	$0.99	$1.04	$1.18	$1.09
LME	$18.15	$21.45	$1,248	$1,328	$0.92	$0.95	$0.99	$0.87

Cost of sales in Fiscal 2015 was $73.7 million compared to $60.0 million in Fiscal 2014. The cost of sales included $53.0 million (Fiscal 2014 - $47.9 million) cash costs, $20.1 million (Fiscal 2014 - $12.1 million) depreciation, amortization and depletion charges, and a $0.7 million write down of inventories (Fiscal 2014 - $nil). The 23% increase in cost of sales is mainly due to 28% increase in ore production along with a 43% increase in per tonne non cash production cost to include GC mine’s production results. Per tonne cash production cost in Fiscal 2015 was $65.91 compared to $65.59 per tonne cash production cost in Fiscal 2014.

Gross profit in Fiscal 2015 was 43% compared to 45% in Fiscal 2014. The inclusion of the 5% gross profit margin from the GC mine reduced the average gross profit margin. Ying Mining District’s gross profit margin improved to 48% in the current year compared to 46% gross profit margin in Fiscal 2014. The decrease in overall gross profit margin was also due to lower realized metal prices for silver and increased per tonne production costs.

General and administrative expenses in Fiscal 2015 were $20.6 million, a decrease of 16% compared to $24.4 million in Fiscal 2014. The decrease was primarily a result of the Company’s cost reduction initiatives in responses to the lower metal price environment. Main reductions were made in labour headcount, discretionary overhead spending, and professional services. Significant items included in general and administrative expenses in Fiscal 2015 are as follows:

(i)	Amortization expenses of $2.2 million (Fiscal 2014 - $1.5 million)

(ii)	Office and administrative expenses of $7.5 million (Fiscal 2014 - $10.3 million);

(iii)	Salaries and benefits of $7.9 million (Fiscal 2014 - $7.7 million);

(iv)	Stock based compensation expense of $1.2 million (Fiscal 2014 - $2.3 million); and

(v)	Professional fees of $1.8 million (Fiscal 2014 - $2.6 million).

Government fees and other taxes in Fiscal 2015 were $5.9 million (Fiscal 2014 - $4.6 million). Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese governments. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government. Although government fees and other taxes vary year over year, they normally range from 4% to 5% of the total sales.

Foreign exchange gain in Fiscal 2015 was $4.7 million compared to $3.2 million in Fiscal 2014. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Gain on disposal of plant and equipment in Fiscal 2015 was $6 compared to a loss of $154 in the prior year. The gain or loss was related to the disposal of obsolete equipment.

Loss on disposal of mineral rights and properties in Fiscal 2015 was $nil compared to a loss of $4.5 million in the prior year. No mineral rights and properties were disposed in the current fiscal year while the Silvertip Project and the XBG Project were disposed in Fiscal 2014.

Share of income in an associate in Fiscal 2015 was an income of $235 (Fiscal 2014 – loss of $87), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net income or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment on associate in Fiscal 2015 was $nil while a $2.3 million impairment was recorded in Fiscal 2014. Impairment on associate represents a non-cash accounting charge recognized in respect to the Company’s investment in New Pacific with reference to its financial conditions and its quoted market price.

Impairment of mineral rights and properties, plant and equipment, before tax, in Fiscal 2015 was $130.3 million (Fiscal 2014 - $66.6 million).

During the year ended March 31, 2015, due to declining metal prices and the market capitalization of the Company being lower than the carrying value of its net assets, the Company assessed the recoverable amount of each cash-generating unit (“CGU”) to determine if there were any impairments in the year.

The non-cash impairment charge of $130.3 million recognized in Fiscal 2015, of which $101.0 million related to the GC mine and $29.4 million related to the XHP project, was based on the discounted cash flows for each of the two properties. The discounted cash flows used estimated silver prices of $16.43 per ounce in 2015, increasing to $18.75 per ounce from 2016 to 2019 and long-term silver prices of $20.24 from 2020 onwards. The discount rates used for the GC Mine and the XHP Project were 13.5% and 15% respectively, which reflects the weighted average cost of capital of a market participant, adjusted for asset specific risks, in particular the size, stage of development, and the commodity for each property. The other significant assumptions used in calculating the Company’s cash flows included management’s best estimates of operating costs, capital expenditures, an income tax rate of 25%, and recoverable reserves and resources based on the most recent 43-101 technical reports.

The Company performed a sensitivity analysis on metal price, which is the key assumption that impacts the impairment calculations. The Company assumed a negative 10% change for the assumption, taking long-term metal price from $1,205 per ounce down to $1,085 per ounce for gold, $20.24 per ounce down to $18.22 per ounce for silver, $1.11 per pound down to $1.00 per pound for lead and $1.06 per pound down to $0.95 per pound for zinc, while holding all other assumptions constant.

The Company noted that this 10% decrease in metal price would cause the carrying value of the BYP property to exceed its FVLCTS and widen the gap between the carrying value and FVLCTS for the GC property. The following table summarized the increase of impairment charges for the properties with the 10% decrease in the metal price assumption as discussed above:

			Year ended March 31, 2015
		Mineral rights and	Plant and
Reporting Segment	Property	properties	equipment	Total	Estimated FVLCTS
Guangdong	GC	$17,247	$6,428	$23,675	$23,131
Hunan	BYP	2,847	2,236	5,083	8,585
Impairment of plant and equipment and mineral rights and properties		$20,094	$8,664	$28,758
Deferred income tax recovery		(802)	-	(802)
Impairment of plant and equipment and mineral rights and properties, net of tax		$19,292	$8,664	$27,956

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Loss on investments in Fiscal 2015 was $15 compared to $589 in Fiscal 2014. The Company acquired, on the open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purposes. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income in the period in which they arise.

Finance income in Fiscal 2015 was $0.8 million compared to $3.2 million in the prior year. The Company invests in short-term investments which include term deposit and bonds.

Finance costs in Fiscal 2015 were $468 compared to $132 in the prior year. The finance cost in the current period relates to the unwinding of discount of environmental rehabilitations provision and the interest on the SGX mine right fee.

Income tax expenses (recovery) in Fiscal 2015 was an expense of $13.0 million, compared to a recovery of $134 in Fiscal 2014. The income tax expense recorded in Fiscal 2015 included current income tax expense of $8.0 million (Fiscal 2014 – $5.7 million) and deferred income tax expenses of $5.0 million (Fiscal 2014 – recovery of $5.8 million), which includes a recovery from impairment of mineral rights and properties of $0.4 million (Fiscal 2014 - $12.0 million). Current income taxes increased due to higher taxable income.

(c)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar31,2015	Dec 31, 2014	Sept 30,2014	Jun 30, 2014
Sales	$20,269	$40,247	$37,333	$30,616
Gross Profit	5,224	15,403	18,894	15,653
Expenses and foreigh exchange	(2,223)	(6,229)	(5,901)	(7,474)
Other Items	(130,257)	256	1,196	141
Net Income (Loss)	(130,070)	7,080	9,614	4,635
Net income (Loss), attributable to the
shareholders of the Company	(118,549)	5,468	7,228	2,744
Basic earnings (loss) per share	(0.69)	0.03	0.04	0.02
Diluted earnings (loss) per share	(0.69)	0.03	0.04	0.02
Cash dividend declared	674	736	763	800
Cash dividended declared per share (CAD)	0.005	0.005	0.005	0.005
	Mar 31, 2014	Dec 31, 2013	Sept 30,2013	Jun 30, 2013
Sales	$16,135	$23,970	$28,460	$39,835
Gross Profit	6,945	10,469	13,637	17,353
Expenses and foreigh exchange	(3,717)	(5,733)	(9,188)	(7,263)
Other Items	(6,305)	708	(65,790)	394
Net Income (Loss)	(4,677)	3,144	(53,307)	6,484
Net income (Loss), attributable to the
shareholders of the Company	(4,541)	2,163	(43,201)	4,562
Basic earnings (loss) per share	(0.03)	0.01	(0.25)	0.03
Diluted earnings (loss) per share	(0.03)	0.01	(0.25)	0.03
Cash dividend declared	773	4,017	4,152	4,173
Cash dividended declared per share (CAD)	0.005	0.025	0.025	0.025

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price. The net loss for the quarters ended September 30, 2013 and March 31, 2015 included non-cash impairment charges of $68.9 million and $130.3 million respectively.

(d)	Financial Results – Three months ended March 31, 2015 (“Q4 Fiscal 2015”)

Net loss in Q4 Fiscal 2015 was $130.1 million compared to $4.7 million in the three months ended March 31, 2014 (“Q4 Fiscal 2014”). Net loss in the current quarter includes a $130.3 million impairment charges (Q4 2014 - $nil) on the carrying value of mineral rights and properties, plant at GC mine and XHP project and a non-cash impairment charge of $nil (Q4 2014 - $2.3 million) in relations to the Company’s investment in an associate.

Net loss attributable to equity holders of the Company in Q4 Fiscal 2015 was $118.5 million, or $0.69 per share compared to $4.5 million, or $0.03 per share in Q4 Fiscal 2014. Excluding non-recurring and unusual non-operational items, adjusted net loss attributable to the equity holders in the quarter was $0.2 million or $0.00 per share (Q4 2014 - adjusted net income of $1.1 million, or $0.01 per share).

Sales in Q4 Fiscal 2015 were $20.3 million compared to $16.1 million in the same quarter last year. The increase in sales was mainly due to the increase of metals produced offset by the decline of metal prices. As usual in the fourth quarter of the fiscal year, the Company’s China operations were closed for approximate a month as a result of the Chinese New Year Holiday.

Cost of sales in Q4 Fiscal 2015 was $15.0 million compared to $9.2 million in Q4 Fiscal 2014. The cost of sales included $8.2 million (Q4 Fiscal 2014 - $7.8 million) cash costs, $5.8 million (Q4 Fiscal 2014 - $1.4 million) depreciation, amortization and depletion charges, and 0.7 million write down of inventories (Q4 Fiscal 2014 - $nil). The increase in cost of sales is mainly due to 43% increase in ore production along with higher per tonne production costs arising from i) higher cash mining cost at the Ying Ming District as more in-stope drilling and higher cost re-suing mining methods were used to achieve better grade control, and ii) the inclusion of GC mine’s production results.

Income tax expenses in Q4 Fiscal 2015 were $2.8 million, compared to $1.6 million in the same period last year. The income tax expenses recorded in Q4 Fiscal 2015 included current income tax expenses of $0.5 million (Q4 Fiscal 2014 – $0.4 million) and deferred income taxes of $2.4 million (Q4 Fiscal 2014 –$1.2 million), which includes a recovery from impairment of mineral rights and properties of $0.4 million (Q4 2014 - $nil million).

6.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2015 were $69.5 million.

Working capital as at March 31, 2015 was $47.8 million.

Cash flows provided by operating activities were $54.1 million or $0.32 per share in Fiscal 2015 compared to $36.1 million or $0.21 per share in Fiscal 2014.

The increase in cash flow from operations is mainly due to higher operating earnings as a result of higher metal production offset by lower metal prices as compared to the prior year.

Cash flows used in investing activities were $44.3 million in Fiscal 2015, comprising mainly of cash used in capital expenditures of $42.5 million, mineral right fee instalment of $3.6 million, and reclamation deposits of $0.8 million offset by proceeds on disposals of plant and equipment of $0.4 million and net redemptions of short-term investments of $2.2 million. In Fiscal 2014, cash flows used in investing activities were $20.5 million comprising mainly of cash used in capital expenditures of $75.2 million offset by proceeds on disposal of capital assets and subsidiaries of $22.9 million and net redemptions of short-term investments of $31.8 million.

Cash flows used in financing activities were $6.2 million in Fiscal 2015, comprising mainly of cash

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

dividends paid of $3.0 million and distributions to non-controlling interests of $3.2 million. In Fiscal 2014, cash flows used in financing activities were $23.8 million, comprising mainly of cash dividends paid of $16.3 million and distributions to non-controlling interests of $6.5 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,895	$898	$3,799	$1,198
Commitments	$6,418	$-	$-	$6,418

As of March 31, 2015, the Company has two office rental agreements totaling $5,895 for the next eight years and commitments of $6,418 related to the GC property. During the year ended March 31, 2015, the Company incurred rental expenses of $983 (year ended March 31, 2014 - $1,119), which were included in office and administrative expenses on the consolidated statement of loss.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at March 31, 2015 and 2014, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level within the fair value hierarchy at March 31, 2015 and March 31, 2014 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

Non-recurring measurements
Plant and equipment	$-	$-	$64,779	$64,779
Mineral rights and properties	-	-	214,792	214,792
Financial liabilities
Mine right fee payable	$-	$14,038	$-	$14,038

	Fair value as at March 31, 2014
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,614	$-	$-	$60,614
Common shares of publicly traded companies	2,377	-	-	2,377
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	16	-	16
(1) Level 3 financial instruments

Non-recurring measurements
Plant and equipment	$-	$-	$101,876	$101,876
Mineral rights and properties	-	-	266,258	266,258

Fair value of the other financial instruments excluded from the table above approximates their carrying amounts as of March 31, 2015 and March 31, 2014, respectively.

During the year ended March 31, 2015, the Company recognized an impairment of the GC and XHP CGUs down to their recoverable amounts. The recoverable amounts become the carrying value and will not be revalued, but certain assumptions used in the calculation of the recoverable amounts are categorized as level 3 in the fair value hierarchy.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014	$-	$-	$-
Balance at March 31, 2015	$-	$-	$-

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$4,292	$6,933	$2,813	$14,038
Accounts payable and accrued liabilities	21,768	-	-	21,768
Dividends payable	674	-	-	674
	$26,734	$6,933	$2,813	$36,480

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues, and expenses are denominated in RMB.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	March 31, 2015	March 31, 2014
Financial assets denominated in U.S. Dollars	$20,838	$979
Financial assets denominated in Chinese RMB	$44,133	$57,358

As at March 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.5 million.

As at March 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and outstanding mine right fee payable. As at March 31, 2015, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income. The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing commercial bank loan interest rate in China. The Company monitors its exposure to interest rates. Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2015 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2015 (at March 31, 2014 - $nil) for which no provision is recognized.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2015, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.1 million.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	March 31, 2015	March 31, 2014
NUX (a)	$15	$48
Henan Non-ferrous Geology Bureau (b)	18	20
	$33	$68

Due to related parties	March 31, 2015	March 31, 2014
Parkside Management Ltd. (f)	$-	$281

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2015, the Company recovered $243 (year ended March 31, 2014 - $412) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2015, Henan Found declared and paid dividends of $2,563 (year ended March 31, 2014 - $5,537) to Henan Geology Bureau.

(c)	For the year ended March 31, 2015, the Company paid $nil (year ended March 31, 2014 - $347) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)	For the year ended March 31, 2015, the Company paid $381 (for the year ended March 31, 2014 - $nil) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e)	For the year ended March 31, 2015, the Company paid $nil (year ended March 31, 2014 - $102) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(f)	For the year ended March 31, 2015, the Company paid $140 (year ended March 31, 2014 - $438) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(g)	The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the year ended March 31, 2015, total rents were $252 (year ended March 31, 2014 - $252).

(h)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2015, Henan Huawei paid dividends of $651 (year ended March 31, 2014 - $984) to Henan Xinhui.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2015 and 2014 were as follows:

	Years Ended March 31,
	2015	2014
Directors' fees	$210	$213
Salaries for key management personnel	1,778	2,435
Share-based compensation	578	988
	$2,566	$3,636

Salaries of key management personnel include consulting and management fees disclosed in item 9 (c) -(f) above. Share-based compensation expenses were measured at grant date fair value.

10.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the years ended March 31, 2015 and 2014:

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Adjusted Net Income

	Year ended,	Year ended,
('000s US$)	March 31, 2015	March 31, 2014
Net loss for the year	$(108,740)	$(48,356)
Adjust impairment loss on mineral rights and properties	122,563	66,573
Adjust impairment loss on plant and equipment	7,786	-
Adjust impairment loss on associate	-	2,304
Adjust loss on disposal of mineral rights and properties	-	4,476
Adjust tax recovery on impairment loss	(423)	(12,081)
Adjusted net income for the year	$21,186	$12,916
Non-controlling interest	$(5,631)	$(7,339)
Adjustments to non-controlling interest	11,569	12,694
Adjusted non-controlling interest	5,938	5,355
Adjusted net income attributable to equity holders	$15,248	$7,561
Basic weighted average shares outstanding	170,883,808	170,830,620
Basic adjusted earnings per share	$0.09	$0.04

(b)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the year ended March 31, 2015 and 2014:

Year ended March 31, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$57,035	$15,182	$72,217
Amortization and depletion			(13,283)	(6,492)	(19,775)
Total cash cost		B	43,752	8,690	52,442
By-product sales	By-product per ounce of silver
Lead	(7.27)		(33,861)	(3,389)	(37,250)
Zinc	(2.14)		(4,435)	(6,536)	(10,971)
Gold	(0.52)		(2,656)	(19)	(2,675)
Other	(0.08)		-	(410)	(410)
Total by-product sales		C	(40,952)	(10,354)	(51,306)
Silver ounces sold ('000s)		D	4,620	501	5,121
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$3.48	$9.64	$4.08
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.61	$(3.32)	$0.22

Total production cost per ounce of silver, before by-product credits		A/D	$12.35	$30.30	$14.10
Total cash cost per ounce of silver, before by-product credits		B/D	$9.47	$17.35	$10.24

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Year ended March 31, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$53,921	$-	$53,921
Amortization and depletion			(9,723)	-	(9,723)
Total cash cost		B	44,198	-	44,198
By-product sales	By-product per ounce of silver
Lead	(7.25)		(27,927)	-	(27,927)
Zinc	(1.20)		(4,623)	-	(4,623)
Gold	(0.87)		(3,334)	-	(3,334)
Sulphur	-		-	-	-
Total by-product sales		C	(35,884)	-	(35,884)
Silver ounces sold ('000s)		D	3,850	-	3,850
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.68	$-	$4.68
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.16	$-	$2.16

Total production cost per ounce of silver, before by-product credits		A/D	$14.01	$-	$14.01
Total cash cost per ounce of silver, before by-product credits		B/D	$11.48	$-	$11.48

(c)	Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
		Year ended March 31,
		2015	2014
Cost of sales	A	$1,530	$6,075
Amortization and depletion		(300)	(2,301)
Total cash cost	B	1,230	3,774
By-product sales
Zinc		-	(154)
Total by-product sales	C	-	(154)
Gold ounces sold ('000s)	D	2.7	7.4
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$565	$798
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$454	$488

Total production cost per ounce of gold, before by-product credits	A/D	$565	$819
Total cash cost per ounce of gold, before by-product credits	B/D	$454	$509

(d)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, general exploration expense, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

AIC further extends the AISC metric by including investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity. All capital expenditures at the Company’s pre-production developing projects are considered to be investment capital by nature.

The Company defines sustaining capital expenditures as costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.

The following tables provide a detailed reconciliation of these measures for the year ended March 31, 2015 and 2014:

		Ying Mining			Developing
Year ended March 31, 2015		District	BYP	GC	Projects	Corporate	Total
Total cash cost, net of by-product credits		$2,800	$1,230	$(1,664)	$-	$-	$2,366
General & administrative		7,390	1,600	2,500	438	8,675	20,603
Government fee and other taxes		5,345	35	440	101	25	5,946
Reclamation accretion		99	24	17	7	-	148
Sustaining capital		23,101	986	8,237	155	207	32,686
All-in sustaining cost, net of by-product credits	A	$38,735	$3,875	$9,530	$701	$8,907	$61,749
Investment capital		23,913	66	998	22	-	24,999
All-in cost, net of by-product credits	B	$62,648	$3,941	$10,528	$723	$8,907	$86,748
Ounces of silver sold[1]	C	4,620	136	501	-	-	5,257
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.38	$28.58	$19.02	$-	$-	$11.75
All-in cost per ounce of silver, net of by-product credits	B/C	$13.56	$29.08	$21.00	$-	$-	$16.50

1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

		Ying Mining			Developing
Year ended March 31, 2014		District	BYP	GC	Projects	Corporate	Total
Total cash cost, net of by-product credits		$8,314	$3,620	$-	$-	$-	$11,934
General & administrative		8,930	1,868	12	1,218	12,396	24,424
Government fee and other taxes		4,514	63	-	39	32	4,648
Reclamation accretion		99	25	-	9	-	132
Sustaining capital		25,659	2,629	-	-	(307)	27,981
All-in sustaining cost, net of by-product credits	A	$47,515	$8,205	$12	$1,266	$12,122	$69,120
Investment capital		12,748	551	18,387	3,183	-	34,869
All-in cost, net of by-product credits	B	$60,263	$8,756	$-	$4,449	$12,122	$103,988
Ounces of silver sold[1]	C	3,850	371	-	12	-	4,233
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$12.34	$22.13	$-	$93.72	$-	$16.33
All-in cost per ounce of silver, net of by-product credits	B/C	$15.65	$23.61	$-	$244.52	$-	$24.57

1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(e)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the years ended March 31, 2015 and 2014:

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Year ended March 31, 2015					(in 000's)
Direct mining and milling cost						52,979
Depreciation, amortization and depletion						20,075
Inventory Impairment						693
Cost of sales						73,747
	Silver	Gold	Lead	Zinc	Sulphur	Total
Metals revenue	74,384	5,450	37,250	10,971	410	128,465
Ratio of metals sold	58%	4%	30%	9%	0%	100%
Cost of sales allocated to metals	42,701	3,129	22,124	6,298	235	73,747
Metals produced ('000s)	5,121	5.9	51,470	15,940	27,059
Average production cost ($/unit)	$8.34	$530	$0.43	$0.40	$0.01

1 Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost	Year ended March 31, 2014				(in 000's)
Direct mining and milling cost					47,920
Depreciation, amortization and depletion					12,076
Cost of sales					59,996
	Silver	Gold	Lead	Zinc	Total
Metals revenue	64,453	11,243	27,927	4,777	108,400
Ratio of metals sold	59%	10%	26%	4%	100%
Cost of sales allocated to metals	35,673	6,222	15,457	2,644	59,996
Metals produced[1] ('000s)	3,850	10.9	36,562	7,862
Average production cost ($/unit)	$9.27	$569	$0.42	$0.34

1Does not include metals produced from development tunnelling ore at the X mines.

(f)	Production Costs per Tonne

Year ended March 31, 2015	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$42,917	910,201	$47.15
Non-cash mining costs	15,459	910,201	16.98
Shipping costs	3,069	910,201	3.37
Cash milling costs	13,875	901,318	15.39
Non-cash milling costs	3,090	901,318	3.43
Total	$78,411		$86.33
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(3,025)
Adjustment for foreign exchange movement	(2,748)
Cost of sales	$73,747

1Excluding development tunnelling ore at the X Mines.

Year ended March 31, 2014	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$33,767	713,476	$47.33
Non-cash mining costs	8,508	713,476	11.92
Shipping costs	2,949	713,476	4.13
Cash milling costs	10,216	722,790	14.13
Non-cash milling costs	1,702	722,790	2.36
Total	$57,142		$79.87
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(1,109)
Adjustment for foreign exchange movement	547
Cost of sales	$59,996

1Excluding development tunnelling ore at the X Mines.

11.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the consolidated financial statements as of and ended March 31, 2015.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

12.	Changes in Accounting Standards

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013, provides interpretation on when to recognize a liability for a levy imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this standard had an insignificant impact on the Company.

The IASB made certain amendments to the following IFRSs and IASs effective April 1, 2014:

IFRS 10 – Consolidated Financial Statements
IFRS 12 – Disclosure of Interests in Other Entities
IAS 27 – Separate Financial Statements
IAS 32 – Financial Instruments: Presentation
IAS 36 – Impairment of Assets
IAS 39 – Financial Instruments: Recognition and Measurement

The amendments did not have an impact on the Company's consolidated financial statements. The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and may be effective for annual reporting periods beginning on or after January 1, 2017 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

13.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2015.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,883,808 common shares with a recorded value of $233.5 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date

237,625	8.23	October 3, 2015
173,781	12.16	January 4, 2016
149,500	14.96	April 7, 2016
201,000	9.20	June 4, 2016
233,000	7.27	November 24, 2016
387,000	6.69	March 5, 2017
227,000	6.53	June 17, 2017
292,500	5.35	August 8, 2017
293,000	5.40	December 3, 2017
290,000	3.91	March 7, 2018
293,000	3.25	June 2, 2018
379,000	3.41	September 12, 2018
284,000	2.98	January 21, 2019
697,000	1.75	May 29, 2019
440,350	1.76	October 14, 2019
4,577,756

(c)	Warrants

As at the date of this MD&A, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

15.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2015. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange,

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Interim Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and Interim CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2015, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of internal controls in fiscal year 2015. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2015 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2015 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by COSO.

18.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

19.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Myles J. Gao, Director,	Myles J. Gao, President, Corporate Development

Yikang Liu, Director	Derek Liu, Interim Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Senior Vice President

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Malcolm Swallow, Director

Mr. Alex Zhang, Vice President, Exploration, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 30